SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

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☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Arlington Asset Investment Corp.

(Name of Registrant as Specified In Its Charter)

Imation Corp.
Clinton Magnolia Master Fund, Ltd.
Clinton Group, Inc.
George E. Hall
Joseph A. De Perio
Robert B. Fernander
Scott R. Arnold
Barry L. Kasoff
W. Brian Maillian
Raymond C. Mikulich
Donald H. Putnam

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY SUBJECT TO COMPLETION

2016 ANNUAL MEETING OF SHAREHOLDERS
OF
ARLINGTON ASSET INVESTMENT CORP.

PROXY STATEMENT

OF

IMATION CORP.
CLINTON MAGNOLIA MASTER FUND, LTD.
CLINTON GROUP, INC.
GEORGE E. HALL
JOSEPH A. DE PERIO
ROBERT B. FERNANDER
SCOTT R. ARNOLD
BARRY L. KASOFF
W. BRIAN MAILLIAN
RAYMOND C. MIKULICH
DONALD H. PUTNAM

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This Proxy Statement and the enclosed GOLD proxy card are being furnished by Imation Corp. (“Imation”), Clinton Magnolia Master Fund, Ltd. (“CMMF”), Clinton Group, Inc. (“CGI”), George E. Hall, Joseph A. De Perio, Robert B. Fernander, Scott R. Arnold, Barry L. Kasoff, W. Brian Maillian, Raymond C. Mikulich and Donald H. Putnam (together with Imation, CMMF, CGI, and Messrs. Hall, Fernander, Arnold, Kasoff, Maillian, Mikulich and Putnam, “Imation,” “Imation Parties,” “we” or “us”) and their nominees listed below in connection with the solicitation of proxies (the “Proxy Solicitation”) from the shareholders of Arlington Asset Investment Corp. (“Arlington” or the “Company”).

We are seeking your support at the upcoming annual meeting of shareholders (the “Annual Meeting”) to be held on Thursday, June 9, 2016, at 9:00 a.m., local time, at Le Méridien Hotel, 1121 19th Street North, Arlington, Virginia 22209, as set forth in the Company’s proxy statement filed on Schedule 14A in connection with the Annual Meeting (the “Company’s Proxy Statement”), with respect to the following (each, a “Proposal” and collectively, the “Proposals”):

1.	To elect Imation’s slate of five director nominees, Scott R. Arnold, Barry L. Kasoff, W. Brian Maillian, Raymond C. Mikulich, Donald H. Putnam (the “Nominees”), to serve as directors on the board of directors of the Company (the “Board”) until the 2017 annual meeting of shareholders and until their respective successors are duly elected and qualified, in opposition to the Company’s director nominees;
2.	To vote for the Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP (“PwC”) as the independent accounting firm for the Company for fiscal year ending December 31, 2016;
3.	To adopt a resolution that would repeal any provision of the Bylaws of the Company, as amended as of February 4, 2015 (the “Bylaws”) in effect at the time of the Annual Meeting that was not included in the Bylaws publicly filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2015 and is inconsistent with or disadvantageous to the election of the Nominees (the “Bylaw Repeal Proposal”); and
4.	To transact such other business as may properly be brought before the Annual Meeting or any adjournment thereof.

If the Company, in response to Imation’s nomination of directors and the filing of this Proxy Statement, makes any changes to its Board, nominates individuals not on its current Board, amends the Bylaws, submits shareholder proposals, or takes any other action pertinent to the concerns Imation has expressed about the

Company, Imation specifically reserves the right to amend this Proxy Statement, including by substituting and/or increasing the number of its director nominees, proposing additional amendments to the Bylaws and/or submitting shareholder proposals.

For the reasons set forth in this Proxy Statement, we believe there is a compelling opportunity to turn around the financial performance of the Company and create significant shareholder value. We believe that our Nominees, in conjunction with the Company’s continuing directors, can work hand in hand to improve the Company’s financial position by undertaking initiatives to identify the best management for the Company, whether internal management or the best external manager, through a request for proposal process, restructure compensation, in the form of a compensation deal for an external manager or bonus compensation for internal management, to be earned based upon tangible book value creation and to be heavily weighted toward stock compensation in order to create stronger incentives for the Company’s leadership to generate value for shareholders, reduce the Company’s overall fixed cost structure, recalibrate hedging strategies, and diversify the Company’s portfolio using strategies that create more attractive yields and that develop value by investing in new businesses. Accordingly, we are seeking to change a majority of the members of the Board.

The Imation Parties have not currently made any determination as to whether they would submit a proposal to be appointed as external manager or any proposals for the Company to invest its assets in funds advised by the Imation Parties. A determination regarding any such proposals would be made only if and when the Company decided to solicit such proposals, and would be subject to a variety of factors at such time, including the results of due diligence on the Company's portfolio, the Company's financial position, actions taken by the Company’s management and the Board, the Imation Parties' ability and capacity to perform such management functions, and alternative opportunities to the Imation Parties at the time. The Imation Parties would not make any such proposal except (i) in the context of a solicitation by the Company from multiple parties, (ii) where the proposal would be subject to the approval of a majority of the disinterested directors on the Board and/or by a majority vote of the shareholders, (iii) in the case of a proposal to be appointed as external manager, the proposal would be structured with the majority of the compensation tied to tangible book value creation to ensure alignment with shareholder interests, and (iv) in the case of a proposal to be appointed as external manager, the proposal would accompany a commitment from the Imation Parties to make an investment in the Company through the purchase either from the Company or from existing shareholders of up to 15% of the number of shares of the Company that are outstanding at a price of 1.0x the Company’s last reported tangible book value per share.

The Board is currently composed of eight directors. Each of the director’s terms is expiring at the Annual Meeting. Through this Proxy Statement and enclosed GOLD proxy card, we are soliciting proxies to elect the Nominees to serve as directors, who, if elected, would constitute five of the eight Board members. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s Proxy Statement. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected.

The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) as April 12, 2016. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. The mailing address of the principal executive offices of the Company is 1001 Nineteenth Street North, Suite 1900, Arlington, Virginia 22209. As of the Record Date, there were 22,879,431 shares of Class A Common Stock and 97,604 shares of Class B Common Stock (together, the “Common Stock”) outstanding, as reported in the Company’s Proxy Statement. As of the Record Date, Imation and the Nominees (each, a “Participant” and collectively, the “Participants”) beneficially owned 11,000 shares of Class A Common Stock, which represents approximately 0.048% of the outstanding Common Stock.

We intend to vote such shares of Common Stock FOR the election of the Nominees to serve as directors, FOR the ratification of the appointment of PwC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and FOR the Bylaw Repeal Proposal, in each case as described herein.

This proxy statement and GOLD proxy card are first being mailed or given to the Company’s shareholders on or about               , 2016.

THIS PROXY SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY OR ANY OTHER THIRD PARTY. THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THE DATE OF THIS PROXY STATEMENT, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

IMATION URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES AND THE OTHER PROPOSALS.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY MANAGEMENT OF THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE NOMINEES TO SERVE AS DIRECTORS, FOR THE RATIFICATION OF THE APPOINTMENT OF PWC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016, AND FOR THE BYLAW REPEAL PROPOSAL, BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO IMATION CORP., C/O OKAPI PARTNERS LLC, 1212 AVENUE OF THE AMERICAS, 24TH FLOOR, NEW YORK, NEW YORK 10036, WHICH IS ASSISTING IN THIS PROXY SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, VOTING BY TELEPHONE OR THE INTERNET ON A DATE AFTER YOUR PRIOR TELEPHONE OR INTERNET VOTE, ATTENDING THE ANNUAL MEETING AND WITHDRAWING YOUR PROXY OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT
PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided.

If you hold your shares of Common Stock in “street” name with a bank, broker firm, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, broker firm, dealer, trust company or other nominee to vote in favor of the election of the Nominees and the other Proposals. Please follow the instructions to proxy provided on the enclosed GOLD proxy card. If your bank, broker firm, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Imation Corp., c/o Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to vote on the Proposals. If you are a shareholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your shares of Common Stock after the Record Date.

If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a “routine” matter. This is referred to as a “broker non-vote.” Under the rules and interpretations of the New York Stock Exchange (“NYSE”), there are no “routine” proposals in a contested proxy solicitation. Because Imation has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Imation. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Imation Corp., c/o Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions regarding your GOLD proxy card or need assistance in executing your proxy, please contact Okapi Partners LLC at (212) 297-0720 or Toll-Free at (855) 305-0857.

INFORMATION ON THE PARTICIPANTS

This Proxy Solicitation is being made by Imation Corp., a Delaware corporation; CMMF, a Cayman Islands exempted company; CGI, a Delaware corporation, Mr. Hall, a United States citizen, Mr. De Perio, a United States citizen, Mr. Fernander, a United States citizen, and each of the Nominees.

The principal business of Imation is the storage, management and protection of electronic data. The principal business of CMMF is to invest in securities. The principal business of CGI is to provide investment management services to private individuals and institutions. The principal business of Mr. Hall is to serve as CEO of CGI. The principal business of Mr. De Perio is to serve as a Senior Portfolio Manager of CGI and chairman of Imation’s board of directors. The principal business of Mr. Fernander is to serve as the Interim Chief Executive Officer of Imation. The principal business of each Nominee is disclosed in the section titled “PROPOSAL 1 — ELECTION OF DIRECTORS” on page 8.

The principal business address of Imation is 1 Imation Way Oakdale, Minnesota 55128. The principal business address of each Nominee is disclosed in the section titled “PROPOSAL 1 — ELECTION OF DIRECTORS” on page 7.

As of the date of this filing, the Participants beneficially own an aggregate of 11,000 shares of Common Stock, constituting approximately 0.048% of the shares of Common Stock outstanding, as follows: (i) Imation beneficially owns 10,000 shares of Class A Common Stock and (ii) CMMF beneficially owns 1,000 shares of Class A Common Stock. CGI may be deemed to beneficially own 1,000 shares of Class A Common Stock as the investment manager to CMMF, and 1,000 shares of Common Stock may also be deemed to be beneficially owned by Mr. Hall, by virtue of his direct and indirect control of CGI. None of Messrs. De Perio, Fenander, Arnold, Kasoff, Maillian, Mikulich or Putnam beneficially own any shares of Common Stock.

The shares of Common Stock may be held by Imation in commingled margin accounts, which may extend margin credit to such parties from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Except as set forth in this Proxy Statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of Arlington; (iii) no Participant owns any securities of Arlington which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of Arlington during the past two years; (v) no part of the purchase price or market value of the securities of Arlington owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Arlington, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of Arlington; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Arlington; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of Arlington’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Arlington or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by Arlington or its affiliates, or with respect to any future transactions to which Arlington or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this proxy statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to Arlington or any of its subsidiaries or has a material interest adverse to Arlington or any of its subsidiaries. With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

REASONS FOR OUR SOLICITATION

We believe there is a compelling opportunity to turn around the financial performance of the Company and create significant shareholder value. Accordingly, we are seeking to change a majority of the members of the Board.

Under the current corporate leadership, over the last five years, the stock price of Arlington is down (15.3%)3 on a dividend adjusted basis, which treats dividends as being reinvested in the same stock. Compared to the indices listed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on February 16, 2016, the dividend adjusted performance of the S&P 500 Index and the FTSE NAREIT Mortgage REIT Index for the comparable period is a positive 54.6% and 25.7%, respectively. During the same period, the dividend adjusted performance of the Company’s peer group of companies listed in the Company’s definitive proxy statement in connection with the Annual Meeting, filed with the SEC on April 18, 2016 (the “2016 Proxy Peers”), is a positive 40.2%.4

During that period, the compensation of J. Rock Tonkel, Jr., the Company’s president and chief executive officer, totaled $15.8 million, or an average of $3.1 million per year, and the compensation of Eric F. Billings, the Company’s Executive Chairman, totaled $15.4 million, or an average of $3.1 million per year.5 Since 2011, total compensation for Arlington’s named executive officers (“NEOs”) was $36.7 million, or an average of $7.4 million per year. During the same period, total Board compensation totaled $4.9 million, or on average of $1.0 million per year.

We are soliciting shareholder support to put in place a Board that is better suited, in our view, to articulate a superior strategy for the Company. The Nominees collectively have decades of experience in the trading, structuring, hedging and investing in mortgage backed securities (“MBS”); corporate stewardship of REITs; investing in securities of REITs and leading the exploration of strategic alternatives for REITs (including the successful completion of the sale of a REIT); principal investing in real estate strategies; investing in alternative strategies, including investments in both hedge funds and private equity; advising government sponsored entities (“GSEs”) that issue MBS; advising and investing in asset management firms; restructuring companies; investment banking; and public company stewardship.

[3]	Source: Capital IQ. Period ends March 31, 2016.
[4]	Source: Capital IQ. Period ends March 31, 2016. Peer group returns are calculated as a market-weighted index, adjusted for dividends.
[5]	Source for all information in this paragraph: The Company’s proxy statements for the last five years.

BACKGROUND OF THE PROXY SOLICITATION

On March 4, 2016, a representative of Imation contacted the Company’s corporate secretary to request a copy of the forms of questionnaire and written representation and agreement which, pursuant to the Bylaws, are required to be completed and submitted to the Company by any individual nominated to stand for election to the Board.

On March 8, 2016, a representative of Imation disclosed to the Company that it was submitting the request on behalf of the Imation Group and that members of the Imation Group were shareholders of the Company. The Company provided the requested forms.

On March 11, 2016, Imation provided a notice to the Company indicating that it intended to nominate six individuals, including two directors of Imation Corp. and one employee of Clinton Group, Inc., to stand for election at the Annual Meeting.

On March 18, 2016, a representative of the Company contacted a representative of the Imation Group to confirm receipt of the Imation Group’s notice and indicated the Company’s interest in arranging a meeting or conversation with representatives of Imation.

On March 31, 2016, Robert B. Fernander, Interim Chief Executive Officer of Imation Corp.; Joseph A. De Perio, the Chairman of the board of directors of Imation Corp. and a Senior Portfolio Manager of Clinton Group, Inc.; Scott R. Arnold, Managing Director of Clinton Group, Inc.; and George E. Hall, Chief Executive Officer and Chief Investment Officer of Clinton Group, Inc. met telephonically with J. Rock Tonkel, Jr., the Company’s President and Chief Executive Officer, and Richard E. Konzmann, the Company’s Executive Vice President, Chief Financial Officer and Treasurer. Representatives of Imation provided a brief background on themselves and Imation Corp.

On April 6, 2016, Mr. De Perio contacted Mr. Tonkel to schedule a subsequent call. On April 7, 2016, Mr. Tonkel and Mr. Konzmann met telephonically with Mr. De Perio. Mr. De Perio discussed various financial metrics that the Imation Group and the Nominees were using to analyze both the Company and industry performance. Mr. De Perio also described that Imation Corp. was also conducting an analysis on whether the Company could be profitable given the prevailing option adjusted spreads of its representative investments, overall expense load and capital base.

On April 8, 2016, the Company filed a preliminary proxy statement on Schedule 14A and also filed, as additional proxy materials on Schedule 14A, a press release regarding Imation’s intention to nominate six individuals to stand for election as directors at the Company’s Annual Meeting.

On April 13, 2016, Imation sent a letter to the Board of Directors of the Company relating to the Company’s April 8, 2016 press release and asking the Company to make certain corrections.

Also on April 13, 2016, Mr. Fernander, on behalf of Imation, provided an updated notice to the Company, in which Imation stated that it was reducing the number of nominees for election to the Company’s Board from six to five.

On April 15, 2016, Mr. De Perio, on behalf of Imation, contacted the Company to ask for confirmation that the April 13, 2016 letter from Imation had been delivered to the Board. The Company confirmed to Mr. De Perio that the letter had been delivered to our Board on April 13, 2016.

On April 18, 2016, the Company filed its definitive proxy statement on Schedule 14A with the SEC.

On April 18, 2016, the Company filed, as additional proxy materials on Schedule 14A, a letter from the Company’s Chairman of the board of directors to the Company’s shareholders.

On April 19, 2016, Imation sent a letter to D. Scott Parish, the Company’s Corporate Secretary, demanding to inspect certain corporate records of the Company.

PROPOSAL 1 — ELECTION OF DIRECTORS

According to publicly available information, the Board currently consists of eight directors. The directors’ terms expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our five Nominees, each of whom meets the Company’s standards and regulatory requirements to be deemed “independent” of the Company, to serve as directors. If successful in our Proxy Solicitation five of the eight Board members will be composed of our Nominees: Scott R. Arnold, Barry L. Kasoff, W. Brian Maillian, Raymond C. Mikulich, and Donald H. Putnam. If elected, each of the Nominees will serve until the 2017 annual meeting of shareholders or until their successors have been duly elected and qualified, unless prior to such meeting the director resigns or his directorship becomes vacant due to his death or removal. If all five of our Nominees are elected, they will represent over half of the Board members. There is no assurance that any incumbent director will serve as a director if one or more of our Nominees are elected to the Board.

We are soliciting proxies to elect only the Nominees listed herein. Accordingly, the enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return the GOLD proxy card will only be able to vote for the five Nominees listed on the card and will not have the opportunity to vote for the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company or by requesting a legal proxy and casting your ballot in person by attending the Annual Meeting. You should refer to the Company’s Proxy Statement for the names, background, qualifications and other information concerning the incumbent directors.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
Scott R. Arnold 510 Madison Avenue, 8th Floor New York, NY 10023	58	Scott R. Arnold has served as a Managing Director and Senior Portfolio Manager in ABS and Private Equity and new business development with Clinton Group, Inc., or CGI, an investment management firm, since May 2007. Mr. Arnold has been involved in the portfolio management of all asset-backed strategies at CGI. Mr. Arnold has extensive experience in the analysis, valuation, trading, hedging and marketing of mortgage-backed and asset-backed securities. Mr. Arnold also headed CGI’s effort in the community bank space. Prior to joining CGI’s ABS desk, he was involved in research, restructuring and principal investing in distressed debt and special situations investments at both CGI and Source Capital Group, or Source Capital, a boutique investment firm. Mr. Arnold worked at CGI from June 2002 until August 2004 and Source Capital from June 2000 until June 2002 and from September 2004 until April 2007. From 1983 until 1999, Mr. Arnold worked in the mortgage-backed securities area at several leading investment banks including Salomon Brothers and Smith Barney & Co. Mr. Arnold served on the Board of Urban Trust Bank, a federally chartered community bank that provides value oriented consumer and commercial banking services through an extensive network of branches in Florida, from 2010 until March 2014 and served as its Chairman from September 2011 through the remainder of his tenure. While at Urban Trust Bank he served on the board’s Credit Committee, Asset/Liability Committee and Investment Committee. Mr. Arnold was previously a director of Herald National Bank until its merger with BankUnited. Mr. Arnold earned a B.A. from Northwestern University and his M.B.A. from the Kellogg School of Management at Northwestern University.

Mr. Arnold’s qualifications as a director include his nearly 30 years of investment and asset-backed security experience, including a focus on mortgage backed securities and special situations.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
Barry L. Kasoff 124 Davids Hill Road Bedford Hills, NY 10507	58	Mr. Kasoff currently serves as the President of Realization Services, Inc., or RSI, a full-service management consulting firm specializing in assisting companies and capital stakeholders in troubled business environments, and has served in such capacity since founding RSI in 1997. Mr. Kasoff has served as a Director of Imation since May 2015 and serves on its Strategic Alternatives Committee. Since November 2015, Mr. Kasoff has served as the Chief Restructuring Officer and Interim Chief Financial Officer of Imation. From August 2015 to October 2015, Mr. Kasoff was Imation’s Interim President. In connection with Mr. Kasoff’s management consulting work with RSI, Mr. Kasoff served as the Chief Restructuring Officer of numerous companies, that were clients of RSI and that were undergoing operational and/or liquidity issues. From 1990 until 1997, Mr. Kasoff was the general manager of Takarajimasha, a Japanese communications conglomerate. There, he identified and evaluated its investments and supervised the company’s U.S. and European-based operations. From 1987 until 1990, Mr. Kasoff was the Chief Financial Officer of various portfolio companies and Vice President of Operations of Selzer Group, a New York investment banking and leveraged buyout group comprised of public and private companies. From 2013 to 2014, Mr. Kasoff was a Director and Chairman of the Audit Committee of EveryWare Global, Inc. Mr. Kasoff received an M.B.A. in Information Systems and an M.B.A. in Accounting from the Stern School of Business at New York University and a B.A. from the State University of New York.

Mr. Kasoff’s qualifications as a director include his extensive experience in assisting companies and capital stakeholders in troubled business environments and his experience serving as an executive officer and director of several companies.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
W. Brian Maillian 70629 Boothill Road Rancho Mirage, CA 92270	66	W. Brian Maillian is a Senior Managing Director of Bonwick Capital Partners LLP, or Bonwick, and is Chairman and CEO of Bonwick Whitestone Advisors LLC, or Bonwick Whitestone. In addition, Mr. Maillian is the Founder, Chairman and Chief Executive Officer of Whitestone Global Partners LLC, or Whitestone, the successor firm to Whitestone Capital Group, Inc., a minority-owned investment banking firm specializing in global capital markets, capital raising for private sector clients and financial advisory services to the United States government and its federal agencies since 1993. Whitestone provides its clients with a full range of strategic financial advisory services, including program financial management, transaction financial management, investment banking, capital market analyses and financial engineering. Mr. Maillian is responsible for setting the strategic direction of Whitestone and for new business development, global capital markets and client management. In this role, Mr. Maillian interfaces with clients to provide sophisticated and innovative global capital markets solutions to large-scale multifaceted and sophisticated engagements. Finally, Mr. Maillian is a Principal and a Managing Director of Rideau Lyons & Co., a Los Angeles based investment banking firm that focuses on providing investment banking and financial advisory services for urban and inner-city transactions to California state and local governments.

Mr. Maillian played a key role in creating innovative mortgage-backed securities. He is a nationally recognized expert in creative structuring of mortgage securities. Institutional Investor magazine selected two mortgage transactions structured by Mr. Maillian as Collateralized Mortgage Obligations, or CMO, Deals of the Year. The transactions that gained Mr. Maillian this recognition were the $500 million Citicorp Homeowners, Inc. CMO, (the first private labeled CMO) 1984 and the $200 million Indiana Housing Finance Authority CMO, (the first taxable CMO issued by a municipality) 1985. Both transactions recognized by Institutional Investor magazine as the CMO Deals of the Year. Mr. Maillian has served on the Board of Directors of Toyota Financial Savings Bank, the National Association of Securities Professionals, the National Urban League, the New York National Urban League and the Bay Area Urban League. In February 2007, Mr. Maillian received the Jackie Robinson Lifetime Achievement Award from the University of California at Los Angeles Black Alumni Association at their 39th Annual Scholarship Awards Gala. This award is presented to an individual that has provided outstanding leadership and longstanding professional success and service to the Black community.

In addition to his roles in the financial services sector, Mr. Maillian is Founder, Vice Chairman and President of BJE LLC (“BJE”) (aka Beverly Johnson Enterprises), a consumer brand company that markets and sells hair, beauty, cosmetics, handbags, and fashion products.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
Mr. Maillian earned his M.B.A. from the University of California at Los Angeles with a concentration in Accounting and Finance and he earned a B.A. in Mathematics and Computer Science from the University of California at Los Angeles. He holds several securities licenses through FINRA, including Series 3, 5, 7, 24, 63 and 79, and is a member of various professional and civic organizations.

Mr. Maillian’s qualifications as a director include his over 35 years of business experience and expertise in managing and executing large-scale, sophisticated, complex and multi-faceted financial and asset management engagements and his experience serving as an executive officer and director of several companies.

Raymond C. Mikulich 15 Central Park West New York, NY 10023	63	Raymond C. Mikulich has, since December 2014, served as a Director of Altus Group, Ltd. (TSX: AIF), a leading provider of independent advisory services, software, and data solutions to the global real estate industry, where he has also served as the Non-Executive Chairman of the Board of Directors since April 2015. From May 2015 to March 2016, Mr. Mikulich served as a Director of Campus Crest Communities, a self-managed, student housing REIT, where he directed restructuring and recapitalization initiatives and managed the process of evaluating strategic alternatives that led to the sale of the company in March 2016. From 2008 to 2016, Mr. Mikulich was a Managing Partner at Ridgeline Capital Group, or Ridgeline, a privately held, independent real estate investment and asset management company. Since 2013, Mr. Mikulich has been the Chairman of HomeLPC, LLC, a privately held specialty finance and investment company offering a proprietary, shared appreciation lease purchase financing to liquidity and credit constrained creditworthy consumers which was designed and developed by Mr. Mikulich. From 2010 to 2011, Mr. Mikulich served as Head of North American Real Estate at Apollo Global Management Real Estate, or Apollo, where he managed the capital raising and debt and equity investment activities of the firm primarily in the United States after folding Ridgeline’s institutional third party real estate private equity operation into Apollo in September 2010. Prior to his departure from Apollo in December 2011, Mr. Mikulich transitioned and adapted Ridgeline’s business strategy and investment criteria into Apollo. During his over 20 year career at Lehman Brothers Holdings Inc. ending in 2007, Mr. Mikulich was a member of the firm’s Investment Committee and the co-head of the Real Estate Private Equity Group and the Group Head of Global Real Estate Investment Banking. Mr. Mikulich received a JD from Chicago Kent College of Law and a B.A. from Knox College. Mr. Mikulich is a Certified Real Estate Consultant and a Chartered Surveyor.

Mr. Mikulich’s qualifications as a director include his extensive knowledge of the real estate industry, his experience in investment and asset management and his experience serving as an executive officer and director of several companies.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
Donald H. Putnam 505 Sansome Street Ste. 1925 San Francisco, CA 94111	64	Donald H. Putnam is Managing Partner of Grail Partners LLC, a principal investing firm which he founded in early 2005. Prior to founding Grail, Mr. Putnam led Putnam Lovell Securities, which he founded in 1987. At Putnam Lovell he served as Chief Executive Officer, Chairman of the Board and Managing Director of the firm’s investment banking group. Putnam Lovell was sold to National Bank Financial in 2002; until 2005 Mr. Putnam served as Chief Executive Officer and Vice Chairman of Putnam Lovell NBF. From 1980 to 1986, Mr. Putnam held senior positions at SEI Investments. He was an Executive Vice President and Division President of SEI, founder and President of SEI Financial Services Company, and founder and President of its various mutual funds with assets under management in excess of $15 billion. Prior to joining SEI, Mr. Putnam was a Senior Consultant at Catallactics Corporation (a subsidiary of SunGard), where he devised new quantitative products and strategies for major banks, including J.P. Morgan, The Boston Company and Northern Trust Company. From 1973 to 1978, he designed quantitative investment products and other trust services at Bankers Trust Company. Mr. Putnam serves on the investment committee of Ripon College and the boards of Imation Corp., Manifold Partners and Welton Investment Partners. Mr. Putnam also serves on the advisory board of Syntel Inc.

Mr. Putnam’s qualifications as a director include his extensive experience in investment and asset management and his experience serving as an executive officer and director of several companies.

None of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. If elected, each of the Nominees would meet the requirements to be deemed an independent director of the Company under (i) the Company’s Corporate Governance Guidelines, (ii) the NYSE Listing Rules and (iii) paragraph (a)(1) of Item 407 of Regulation S-K.

Each of the Nominees has entered into a nominee agreement pursuant to which Imation has agreed to pay the costs of soliciting proxies, and to defend and indemnify him against, and with respect to, any losses that may be incurred by him in the event he becomes a party to litigation based on his nomination as a candidate for election to the Board and the solicitation of proxies in support of his election. No Nominee will receive any compensation under his respective nominee agreement and will not receive any compensation from Imation or its affiliates for his services as a director of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company’s then-established practices for services of non-employee directors.

Each of the Nominees has agreed to being named as a Nominee in this Proxy Statement and has confirmed his willingness to serve on the Board if elected. Imation does not expect that any of the Nominees will be unable to stand for election, but in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the GOLD proxy card will be voted for a substitute candidate selected by Imation. If Imation determines to add nominees, whether because the Company expands the size of the Board subsequent to the date of this Proxy Statement or for any other reason, Imation will supplement this Proxy Statement.

A shareholder may vote for the election of less than all of the Nominees by designating the names of one or more Nominees who are not to be elected.

According to the Company’s Proxy Statement, the election of all five of the Nominees may result in certain “change in control” compensation payments becoming payable to the Company’s executive officers named in the Company’s Proxy Statement. Under the terms of the severance and change-in-control agreements (the “Change-in-Control Agreements”) for these named executive officers of the Company, the election of all five of our Nominees may constitute a “change in control.”

According to the Company’s Proxy Statement, upon a change in control, outstanding performance share units (“PSUs”) and restricted stock awards awarded under the Company’s 2014 Long-Term Incentive Plan (the “Incentive Plan”) could vest, and shares of Class A Common Stock underlying restricted stock units (“RSUs”) awarded under the Incentive Plan could be issued. If a change of control occurs at the Annual Meeting, the PSU measurement period will end as of such date. The value of outstanding PSUs as of December 31, 2015 was $0 based on the Company’s performance to that date. If a change of control were to occur at the Annual Meeting, the 36,102 Restricted Share awards granted to Mr. Tonkel on June 11, 2014 could vest. The value of Mr. Tonkel’s restricted shares as of December 31, 2015 was $477,629. Further, if a change of control were to occur at the Annual Meeting, an aggregate of 148,147 shares of the Company’s Class A Common Stock underlying an aggregate of 148,417 RSUs that were previously awarded to Company directors and outstanding as of December 31, 2015 could be issued to such directors. The value, as of December 31, 2015, of the RSUs previously awarded to the Company’s directors and outstanding as of December 31, 2015 was $1,963,556. You should refer to the Company’s Proxy Statement for additional information regarding these change in control benefits.

The election of each Nominee pursuant to Proposal 1 requires the affirmative vote of a plurality of shares of Common Stock present in person or by proxy at the Annual Meeting and entitled to vote. The eight candidates receiving the highest number of FOR votes will be elected to the Company’s Board of Directors.

WE URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES TO SERVE AS DIRECTORS PURSUANT TO PROPOSAL 1 ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL 2 — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s Proxy Statement indicates that the Audit Committee of the Board has appointed PwC as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2016.

If the Company’s shareholders do not ratify the appointment of PwC at the Annual Meeting, according to the disclosure in the Company’s Proxy Statement, the Audit Committee will consider that fact in its review and future selection of our independent registered public accounting firm. Representatives of PwC will be present at the Annual Meeting and will have the opportunity to make statements if they desire to do so. Representatives of PwC are expected to be available to respond to appropriate questions.

If a quorum is present at the Annual Meeting, the ratification of the appointment of PwC as the Company’s independent registered public accounting firm for 2016 will be approved if the votes cast in favor of the ratification exceed the votes cast opposing the ratification.

PROPOSAL 3 — BYLAW REPEAL PROPOSAL

We are proposing to adopt, pursuant to Article 13.1, section 13.1-714 of the Virginia Stock Corporation Act, as amended, and Article VII, Section 7.5 of the Company’s Bylaws, a resolution that would repeal any provision of the Bylaws in effect at the time of the Annual Meeting that was not included in Company’s Amended and Restated Bylaws, as amended, filed with the SEC on July 28, 2011, as amended by Amendment No. 1 to the Amended and Restated Bylaws, filed with the SEC on February 4, 2015, and is inconsistent with or disadvantageous to the election of the Nominees at the 2016 Annual Meeting or the presentation of this Proposal No. 2. Imation is not aware of any such provision of the Bylaws that has become effective, but it is possible that, prior to the adoption of this resolution, such a provision could be disclosed and/or become effective.

The following is the text of the proposed resolution:

“RESOLVED, that any provision of the Amended and Restated Bylaws, as amended, of Arlington Asset Investment Corp., filed with the U.S. Securities Exchange Commission (the “SEC”) on July 28, 2011, as amended by Amendment No. 1 to the Amended and Restated Bylaws, filed with the SEC on February 4, 2015 (the “Bylaws”), as of the date of effectiveness of this resolution that was not included in such filing with the SEC on February 4, 2015 and is inconsistent with or disadvantageous to the election of the nominees nominated, or other proposals presented, in each case by Imation Corp. at Arlington Asset Investment Corp’s 2016 annual meeting of the shareholders, be and hereby is repealed.”

This Proposal is designed to prevent the current directors of the Company from taking actions to amend the Bylaws to attempt to nullify or delay the actions taken by shareholders under Imation’s Proposals or otherwise frustrate the will of shareholders. A Bylaw may be deemed inconsistent with or disadvantageous to the election of the Nominees or the presentation of the Proposals if such Bylaw made the election of a Nominee or approval of a Proposal more difficult or impossible. For example, a Bylaw that requires individuals to meet certain qualifications to be eligible to serve on the Board could be inconsistent with or disadvantageous to the election of the Nominees. Likewise, Bylaws that increase the quorum requirements at the Annual Meeting, add additional hurdles to the advance notification requirements for shareholder action, add restrictions on the type of proxy that could be voted at the meeting or attempt to stagger the Board could also be inconsistent with or disadvantageous to the election of the Nominees. In the event of disagreement regarding the “inconsistent with or disadvantageous to” standard, a court of competent jurisdiction would serve as the arbiter. This Proposal could result in the repeal of a Bylaw aligned with the interests of shareholders other than the Participants.

The voting requirement for Proposal 3 will differ depending on the subject matter of the Bylaw provisions, if any, that are to be repealed. As described below under “Votes Required For Approval,” the repeal of certain Bylaw provisions requires the affirmative vote of the holders of not less than eighty percent (80%) of the voting power of the Class A Common Stock and Class B Common Stock outstanding as of the time of the vote, voting together as a single group. The repeal of any other Bylaw provision pursuant to Proposal 3 will be approved if the votes cast favoring Proposal 3 exceed the votes cast opposing Proposal 3.

WE URGE YOU TO VOTE FOR PROPOSAL 3 ON THE ENCLOSED GOLD PROXY CARD.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Each share of Common Stock is entitled to one vote. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, we believe that the only outstanding classes of securities of the Company entitled to vote at the Annual Meeting are the Class A Common Stock and Class B Common Stock.

Shares of Common Stock represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to serve as directors, FOR the appointment of PwC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and FOR the Bylaw Repeal Proposal.

According to the Company’s Proxy Statement, the current Board intends to nominate 8 candidates for election as directors at the Annual Meeting. This Proxy Statement is soliciting votes to elect only our five Nominees. Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees. The Participants intend to vote all of their shares of Common Stock in favor of the Nominees. A stockholder may vote for the election of less than all of the Nominees by designating the names of one or more Nominees who are not to be elected. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected.

Stockholders who return the GOLD proxy card will only be able to vote for the five Nominees listed on the card and will not have the opportunity to vote for the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company or by requesting a legal proxy and casting your ballot in person by attending the Annual Meeting. You should refer to the Company’s Proxy Statement for the names, background, qualifications and other information concerning the incumbent directors.

QUORUM; ABSTENTIONS; BROKER NON-VOTES

According to the Bylaws, a majority of the votes entitled to be cast on a matter represented in person or by proxy constitutes a quorum for the transaction of business at the Annual Meeting. Shares of Common Stock represented by proxies marked “Abstain” or “Withheld” and “broker non-votes”, if any, are counted in determining whether a quorum is present for the transaction of business at the Annual Meeting. A “broker non-vote” is a proxy submitted by a broker that does not indicate a vote for some or all of the Proposals because the broker does not have discretionary voting authority on non-routine matters and has not received instructions from its client as to how to vote on a particular proposal.

Abstentions will have no effect on Proposal 1, Proposal 2 or Proposal 3, except with respect to the repeal of certain provisions of the Company’s Bylaws pursuant to Proposal 3, which requires the approval of the holders of at least 80% of the voting power of the Class A Common Stock and the Class B Common Stock, in which case abstentions will be counted as votes “AGAINST” such proposal. Under the rules and interpretations of the New York Stock Exchange (“NYSE”), there are no “routine” proposals in a contested proxy solicitation. Because Imation has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting for any broker accounts that are provided with proxy materials by Imation. Broker non-votes will have no effect with respect to Proposal 1, Proposal 2 or Proposal 3, except with respect to the repeal of certain provisions of the Company’s Bylaws pursuant to Proposal 3, as described above and below, in which case any broker non-votes will be counted as votes “AGAINST” such proposal.

VOTES REQUIRED FOR APPROVAL

Election of Directors — The affirmative vote of a plurality of the shares of Common Stock present in person or by proxy at the Annual Meeting (assuming a quorum is present) and entitled to vote is required for the election of a Nominee to the Board pursuant to Proposal 1. Abstentions and broker non-votes will have no effect on the election of directors — only votes cast “FOR” a nominee will be counted in the election of directors. Votes withheld and broker non-votes, if any, are not treated as votes cast and thus will have no effect on the outcome of the vote on the election of directors. Under the Company’s Bylaws, cumulative voting is not permitted.

Ratification Of Independent Registered Public Accounting Firm — If a quorum is present, the proposal to ratify the appointment of PwC as the Company’s independent registered public accounting firm for 2016 will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal. Abstentions and broker non-votes, if any, are not treated as votes cast and thus will have no effect on the outcome of the vote this proposal.

Bylaw Repeal Proposal — If a quorum is present, the Bylaw Repeal Proposal will be approved if the votes cast favoring the Bylaw Repeal Proposal exceed the votes cast opposing the Bylaw Repeal Proposal, except with respect to the repeal of any provision of the Bylaws that (i) requires or would require the Company to hold, or sets forth procedures applicable to the holding of, a special meeting of shareholders at the call, demand or request of any person, including, without limitation, any shareholder or shareholders of the Company or (ii) governs or would govern the nomination of persons for election to the Board or the proposal of business to be considered by the shareholders at an annual or special meeting of shareholders, which under the Company’s charter will be approved only by the affirmative vote of the holders of at least 80% of the voting power of the Class A Common Stock and Class B Common Stock outstanding as of the time of the vote, voting together as a single group. Abstentions and broker non-votes, if any, are not treated as votes cast and thus will have no effect on the outcome of the vote on the Bylaw Repeal Proposal, except with respect to the repeal of the provisions described above, for which abstentions and broker non-votes will be counted as votes “AGAINST” such repeal.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES AS DIRECTORS TO THE BOARD AND FOR THE PROPOSALS, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

APPRAISAL/DISSENTER RIGHTS

Shareholders are not entitled to appraisal or dissenters’ rights under Virginia law in connection with the Proposals or this Proxy Statement.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to Imation at the address set forth on the back cover of this Proxy Statement or to the Company at 1001 Nineteenth Street North, Suite 1900, Arlington, Virginia 22209) or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Okapi at the address set forth on the back cover of this Proxy Statement so that we and our proxy solicitor will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, we may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Solicitation is being made by the Participants. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Imation will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Imation has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Imation will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

The entire expense of soliciting proxies is being borne by Imation. Costs of this proxy solicitation are currently estimated to be approximately $1,000,000. Imation estimates that through the date hereof, its expenses in connection with the Proxy Solicitation are approximately $50,000. If successful, we intend to seek reimbursement of these costs from the Company. In the event that we decide to seek reimbursement of our expenses, we do not intend to submit the matter to a vote of the Company’s shareholders. The Board, which will consist of all five of the Nominees, if all are elected, and three of the incumbent Company directors, would be required to evaluate the requested reimbursement consistent with their fiduciary duties to the Company and its shareholders. Costs related to the solicitation of proxies include expenditures for attorneys, advisors, printing, advertising, postage and related expenses and fees.

Imation has retained Okapi Partners LLC (“Okapi”) to provide solicitation and advisory services in connection with this Proxy Solicitation. Okapi will receive a fee not to exceed $300,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified by Imation against certain liabilities and expenses, including certain liabilities under the federal securities laws. Okapi will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Okapi will employ approximately 25 persons to solicit the Company’s shareholders as part of this solicitation. Okapi does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this Proxy Solicitation.

Information Concerning the Company

Imation has omitted from this Proxy Statement certain disclosure required by applicable law to be included in the Company’s Proxy Statement in connection with the Annual Meeting. Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2016 Annual Meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. If the Company does not distribute the Company’s Proxy Statement to shareholders at least ten days prior to the Annual Meeting, Imation will distribute to the shareholders a supplement to this proxy statement containing such disclosures at least ten days prior to the Annual Meeting. Imation takes no responsibility for the accuracy or completeness of information contained in the Company’s Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although we do not have any information that would indicate that any information contained in this Proxy Statement that has been taken from such documents is inaccurate or incomplete, to date we have not had access to the books and records of the Company related to such information and statements, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Conclusion

We urge you to carefully consider the information contained in this proxy statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.

Thank you for your support,

Imation Corp.
Clinton Magnolia Master Fund, Ltd.
Clinton Group, Inc.
George E. Hall
Joseph A. De Perio
Robert B. Fernander
Scott R. Arnold
Barry L. Kasoff
W. Brian Maillian
Raymond C. Mikulich
Donald H. Putnam

           , 2016

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF ARLINGTON CORP.
DURING THE PAST TWO YEARS

The following tables set forth all transactions effected during the past two years by the Participants with respect to securities of the Company. The shares of Common Stock reported herein are held in either cash accounts or margin accounts in the ordinary course of business. Unless otherwise indicated, all transactions were effected on the open market.

Transactions by Imation Corp.

Trade Date	Shares of Class A Common Stock Purchased (Sold)
March 2, 2016	10,000

Transactions by Clinton Magnolia Master Fund, Ltd.

Trade Date	Shares of Class A Common Stock Purchased (Sold)
March 3, 2016	500
March 3, 2016	500

A-1

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Imation your proxy FOR the election of the Nominees as directors by taking three steps:

•	SIGNING the enclosed GOLD proxy card,
•	DATING the enclosed GOLD proxy card, and
•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

1212 Avenue of the Americas, 24th Floor
New York, N.Y. 10036
(212) 297-0720
Shareholders Call Toll-Free at: 855-305-0857
E-mail: info@okapipartners.com

GOLD PROXY CARD

PROXY OF SHAREHOLDERS OF ARLINGTON CORP. (THE “COMPANY”) IN CONNECTION WITH THE COMPANY’S 2016 ANNUAL MEETING OF SHAREHOLDERS:

THIS PROXY SOLICITATION IS BEING MADE BY IMATION CORP., CLINTON MAGNOLIA MASTER FUND, LTD., CLINTON GROUP, INC., GEORGE E. HALL, JOSEPH A. DE PERIO, AND ROBERT B. FERNANDER (COLLECTIVELY, “IMATION”), TOGETHER WITH SCOTT R. ARNOLD, W. BRIAN MAILLIAN, RAYMOND C. MIKULICH, DONALD H. PUTNAM AND BARRY L. KASOFF (COLLECTIVELY, THE “NOMINEES”).

THIS SOLICITATION IS BEING MADE BY IMATION AND THE NOMINEES, NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”)

The undersigned appoints Joseph A. De Perio and Bruce Goldfarb, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock, which the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of the Company scheduled to be held at Le Méridien Hotel, 1121 19th Street North, Arlington, Virginia 22209, on June 9, 2016 at 9:00 a.m. Local Time (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Imation a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR ALL NOMINEES” PURSUANT TO PROPOSAL 1, “FOR” PROPOSAL 2, “FOR” PROPOSAL 3.

This proxy will be valid until the completion of the Annual Meeting.

1.	The election of Scott R. Arnold, W. Brian Maillian, Raymond C. Mikulich, Donald H. Putnam and Barry L. Kasoff to serve as directors on the Board.

☐	☐	☐
For All Nominees	Withhold Authority to Vote for all Nominees	For all Nominees Except

Imation does not expect that any of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Imation has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

INSTRUCTIONS: IF YOU DO NOT WISH YOUR SHARES OF COMMON STOCK TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL NOMINEES EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES OF COMMON STOCK WILL BE VOTED FOR THE REMAINING NOMINEE(S).

___________________________________________________________________________________________

___________________________________________________________________________________________

2. To ratify the appointment of PwC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2016.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. To adopt a resolution that would repeal any provision of the Bylaws of the Company, as amended as of February 4, 2015 (the “Bylaws”), in effect at the time of the Annual Meeting that was not included in the Bylaws publicly filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2015 and is inconsistent with or disadvantageous to the election of the Nominees (as defined above) or the presentation of the Proposals at the Annual Meeting (the “Bylaw Repeal Proposal”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Date:	______________________________________________	2016
Signature	______________________________________________
Signature (if held jointly)	______________________________________________

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares of Common Stock are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.

___________________________________________________________________________________________